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SEC Mail Processing Section
MAR 0 2 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST DERIVATIVE TRADERS, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

419 MINDEN WAY
(No. and Street)

WYNNEWOOD	**PA**	**19096**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHERMAN FRAGER **215-820-8221**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith K. Zhen CPA
(Name – *if individual, state last, first, middle name*)

2070 West 6th Street	**Brooklyn**	**New York**	**11223**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, **SHERMAN FRAGER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FIRST DERIVATIVE TRADERS, LP, as

of **December 31**, 20 **14**. are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Signature

PARTNER
Title

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST DERIVATIVE TRADERS, LP

Financial Statements and Supplemental Schedules

December 31, 2014

(With Independent Auditor's Report Thereon and Supplemental Reports)

FIRST DERIVATIVE TRADERS, LP

December 31, 2014

Table of Contents

KEITH K. ZHEN, CPA

CERTIFIED PUBLIC ACCOUNTANT

2070 WEST 6TH STREET • BROOKLYN, NY 11223 • TEL (347) 408-0693 • FAX (347) 602-4686 • EMAIL KEITHZHEN@GMAIL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Derivative Traders, L.P.
Wynnewood, PA

Gentlemen:

We have audited the accompanying financial statements of First Derivative Traders, L.P. (a New York corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Derivative Traders, L.P.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Derivative Traders, L.P. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of First Derivative Traders, L.P.'s financial statements. The supplemental information is the responsibility of First Derivative Traders, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Keith K. Zhen

Keith K. Zhen CPA
Brooklyn, NY

February 27, 2015

FIRST DERIVATIVE TRADERS, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	169,509
Securities owned, at fair value		
Equity securities		332,615,797
Option securities		21,535,669
JBO - investment		10,000
TOTAL ASSETS	$	354,330,975

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	122,874
Funds due to clearing broker		18,747,231
Securities sold, not yet purchased, at fair value		
Equity securities		2,051,117
Option securities		317,307,555
TOTAL LIABILITIES		338,228,777
Partners' capital		16,102,198
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	354,330,975

The accompanying notes are an integral part of these financial statements.

FIRST DERIVATIVE TRADERS, LP

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

Revenues:		
Income from trading activities	$	5,617,890
Other income		9,179
Interest and dividend income		546
Total Revenues		5,627,615
Expenses:		
Regulatory fees and exchange expense		624,447
Clearing and brokerage expense		146,294
Interest expense		18,452
Other operating expenses		425,782
Total Expenses		1,214,975
Net income	$	4,412,640

The accompanying notes are an integral part of these financial statements.

FIRST DERIVATIVE TRADERS, LP

STATEMENT OF PARTNERS' CAPITAL

For the Year Ended December 31, 2014

		General Partner	Limited Partners	Total
Partners' capital at January 1, 2014	$	127,165	16,671,154	16,798,319
Partners' withdrawals		-	(5,119,610)	(5,119,610)
Partners' contributions		-	10,848	10,848
Net income		45,376	4,367,264	4,412,640
Partners' capital at December 31, 2014	$	172,541	15,929,656	16,102,197

The accompanying notes are an integral part of these financial statements.

FIRST DERIVATIVE TRADERS, LP

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,412,640
Adjustments to reconcile net income to cash used by operating activitites:	
Changes in operating assets and liabilities:	
Funds held in clearing accounts	(83,481,341)
Securities owned	
Equity securities	(26,658,138)
Options securities	9,371,046
Accounts payable and accrued expenses	(17,519)
Securities owned	
Equity securities	(1,532,309)
Options securities	101,779,254
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,873,633
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution by partners	10,849
Capital withdrawals by partners	(5,119,610)
Loan registered representative	10,000
NET CASH USED BY FINANCING ACTIVITIES	(5,098,761)
NET DECREASE IN CASH	(1,225,128)
CASH	
Beginning of year	1,394,637
End of year	$ 169,509

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

First Derivative Traders, LP (the "Partnership") was formed as a limited partnership in the Commonwealth of Pennsylvania effective January 1, 2003 and began business operations on January 1, 2003. The Partnership conducts investment activities as a registered options trader on the floor of NASDAQ OMX PHLX (formerly the Philadelphia Stock Exchange) and on a proprietary basis, as an off-floor trader.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the statement of cash flows, the Partnership includes as cash amounts on deposit at banks. The Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2014.

Revenue Recognition

Securities transactions and expenses are recorded on a trade date basis. Securities are valued at market value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Partnership is taxed as a partnership for federal and state income tax purposes and accordingly, no income tax expense has been recorded in the financial statements. Taxable income of the Partnership is passed through to the partners and reported on the partners' respective individual income tax returns.

Accounting standards require the tax effects of uncertain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that based on their technical merit have more than 50% likelihood of being sustained upon IRS examination. Management estimates that there are no uncertain tax positions as of December 31, 2014.

The Partnership's income tax returns for the years ended December 31, 2011, through December 31, 2014 are subject to examination by the Internal Revenue Service.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Partnership is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Minimum "net capital" must be at least $100,000. At December 31, 2014, the Partnership had net capital of $15,569,293, which was $15,469,293 in excess of its required net capital of $100,000. The Partnership's net capital ratio was .0079 to 1.

NOTE 5 – SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Partnership is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(ii) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 6 – FAIR VALUE

The Financial Accounting Standards Board (FASB) defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability *to* access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.)

The following is a description of calculation methodologies used for assets and liabilities recorded at fair value and the basis for estimating fair value. These are reflected as recurring or nonrecurring.

Assets

Securities owned include odd lot and fractional shares of readily marketable common stock. Securities owned also include major market stock index contracts. The fair value measurement of these assets are based on quoted market prices in active markets, and therefore are recorded at fair value on a recurring basis and are classified as Level 1 assets.

Other investment includes one Class A preferred share in a financial institution. The market value of this interest is not based on quoted prices but on the assigned price of the financial institution and the investments is classified as a Level II asset.

NOTE 6 – FAIR VALUE (continued)

Liabilities

Securities owned include odd lot and fractional shares of readily marketable common stock and stock option index contracts that are recorded at fair value on a recurring basis. Fair value measurement for securities sold, not yet purchased are based upon market prices in active markets, and therefore are classified as Level I liabilities.

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014
(Dollars in Thousands)

	Level 1	Level 2	Total
Assets			
Securities owned			
Equities	$ 332,616	$ -	$ 332,616
Options	21,536	-	21,536
Other investments	-	10	10
Total	$ 354,152	$ 10	$ 354,162
Liabilities			
Securities sold, not purchased			
Equities	$ 2,051	$ -	$ 2,051
Options	317,308	-	317,308
Total	$ 319,359	$ -	$ 319,359

Other Investments	Beginning of Year	Changes in Investment	End Of Year
Investment in financial institutions	$ 10	$ -	$ 10

Investment in preferred stock in a financial institution was sold in 2013.

NOTE 7 – SUBSEQUENT EVENTS

Events subsequent to December 31, 2014 of the Partnership have been evaluated through February 27, 2015, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2014.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST DERIVATIVE TRADERS, LP

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

NET CAPITAL:		
Partners' capital		$ 16,102,198
Less non-allowable assets and deductions:		
Investment	10,000	10,000
Haircuts on securities		522,905
NET CAPITAL		$ 15,569,293
AGGREGATE INDEBTEDNESS, total liabilities		$ 122,874
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 8,192
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($15,569,293 - $100,000)		$ 15,469,293
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	122,874 / 15,569,293	0.79%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

FIRST DERIVATIVE TRADERS, LP

SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2014

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

FIRST DERIVATIVE TRADERS, L.P.

419 MINDEN LANE
WYNNEWOOD, PA 19096

SEC Rule 15c3-3(k) Exemption Report
For year ending December 31, 2014

First Derivative Traders, L.P. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers or dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of subsection (k)(2)(ii).

2. The Company met the requirements of this exemption provision throughout the most recent fiscal year without exception.

First Derivative Traders, L.P.

I, Marten Hirsch, swear that, to my best knowledge and belief, that this Exemption Report is true and correct.

[signature]

Marten Hirsch, ~~Partner~~ Managing Member of GP, First Derivative Management LLC

2-27-15
Date

KEITH K. ZHEN, CPA

CERTIFIED PUBLIC ACCOUNTANT

2070 WEST 6TH STREET • BROOKLYN, NY 11223 • TEL (212) 233-7298 • TEL (347) 408-0693 • FAX (212) 513-1930

PBK-RP-6: Exemption Report Review—No Exceptions to Exemption Provisions

February 27, 2014

Board of Directors
First Derivative Traders, L.P.
Wynnewood, PA

Gentlemen:

We have reviewed management's statements, included in the accompanying SEC Rule 15c3_3(k) Exemption Report, in which (1) First Derivative Traders, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year, year ended December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Derivative Traders, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keith K. Zhen

Keith K. Zhen CPA
Brooklyn, NY

February 27, 2015

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION

KEITH K. ZHEN, CPA

CERTIFIED PUBLIC ACCOUNTANT

15 MAIDEN LANE SUITE 1002 • NEW YORK, NY 10038 • TEL (212) 406-7298 • TEL (347) 408-0693 • FAX (212) 513-1930

PBK-RP-5: Agreed-Upon Procedures Report—Form SIPC-7

February 27, 2015

Board of Directors
First Derivative Traders, L.P.
Wynnewood, PA

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First Derivative Traders, L.P. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. First Derivative Traders, L.P.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Keith K. Zhen

Keith K. Zhen CPA
New York, NY

February 27, 2015

FIRST DERIVATIVE TRADERS, LP

SCHEDULE OF DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT FOR THE YEAR ENDED DECEMBER 31, 2014

Determination of SIPC Net Operating Revenues:	
Total revenues (FOCUS line 12/Part IIA line 9)	$ 5,627,069
Additions	-
Deductions	(146,294)
SIPC Net Operating Revenues	$ 5,480,775
Determination of General Assessment:	
SIPC Net Operating Revenues	$ 5,480,775
General Assessment @ .0025	$ 13,702
Assessment Remittance:	
Greater of General Assessment or $150 Minimum	$ 13,702
Less:Payment made with Form SIPC in July, 2014	(5,062)
Assessment Balance Due	$ 8,640
Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the Year Ended December 31, 2014:	
SIPC Net Operating Revenues as computed by the Company on Form SIPC-7T	$ 5,480,775
SIPC Net Operating Revenues as computed above	5,480,775
Difference	$ -